Exhibit 99.11

CONSENT OF HAAS AND COBB PETROLEUM CONSULTANTS, LLC

The undersigned hereby consents to the use of the undersigned's name and information derived from the Technical Reports titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study Arkansas, United States" dated September 3, 2025 and "NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.'s Franklin Project, Hopkins, Franklin and Titus Counties, Texas, United States" dated September 24, 2025, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the "Company") for the period ended December 31, 2025 (collectively, the "Annual Report").

The undersigned also hereby consents to the use of the undersigned's name and the incorporation by reference of such information contained in the Annual Report into the Company's Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400), as amended.

/s/ Randal M. Brush
Randal M. Brush, P.E. President Haas and Cobb Petroleum Consultants, LLC
Date: March 27, 2026